UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Registered Direct Offering

On April 24, 2025, Alpha Tau Medical Ltd. (the "Company") entered into a share purchase agreement (the “Purchase Agreement”) with Oramed Ltd. (the “Investor”) for the sale by the Company of 14,110,121 (the “Shares”) of its ordinary shares, no par value per share (the “Ordinary Shares”), in a registered direct offering (the “Offering”), at a purchase price of $2.612 per share. The closing of the Offering occurred on April 28, 2025 (the “Closing Date”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Company received net proceeds of approximately $36.7 million from the Offering, after deducting the estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for general corporate purposes, including research and development-related purposes in connection with its product candidates, for expansion of its manufacturing capabilities and for potential commercialization of its product candidates.

In addition, pursuant to the terms of the Purchase Agreement, on or before the three month anniversary of the Closing Date, the Investor shall have the right to nominate two persons to serve as directors on the Company’s Board of Directors, subject to approval by the Company’s Nominating and Corporate governance Committee and other customary conditions.

The Shares were offered pursuant to the Registration Statement on Form F-3 (File No. 333-271073) (the “Registration Statement”), including the base prospectus contained therein and a prospectus supplement related to the Offering. The Registration Statement was filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 3, 2023, and was declared effective by the Commission on April 13, 2023.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in their entirety by, the copy of such document attached as Exhibit 10.1 to this Report on Form 6-K (this “Report”), which is incorporated herein by reference.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Shares, including the consent included therein, is attached as Exhibit 5.1 to this Report.

On April 28, 2025, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference into this Report.

Strategic IR/PR Services Agreement

On April 24, 2025, concurrent with the execution of the Purchase Agreement, the Company entered into a Strategic IR/PR Services Agreement (the “Strategic Services Agreement”) with Oramed Ltd. (the “Investor” or “Oramed”), whereby the Company engaged Oramed, on a non-exclusive basis, to provide it with comprehensive strategic Investor Relations and Public Relations management services in territories including the United States, Israel and South Korea.

As consideration for the services under the Strategic Services Agreement, the Company agreed to pay to Oramed a non-refundable fee of $3,000,000, with $500,000 payable upon execution of the Strategic Services Agreement and the remaining $2,500,000 payable in five (5) equal installments every six (6) months following the date of the Strategic Services Agreement.

In addition, subject to the approval by the Company’s shareholders at its upcoming Annual General Meeting, the Company agreed to issue to Oramed warrants to purchase its Ordinary Shares as follows:

(i)	2,390,000 warrants to purchase Ordinary Shares with an exercise price $3.90 per share and

(ii)	847,000 warrants to purchase Ordinary Shares with an exercise price of $3.474 per share (collectively, the “IR/PR Warrants”).

The IR/PR Warrants will be issued as restricted securities, will be exercisable immediately upon issuance and will expire on the 2.5 year anniversary of the effective date of the Strategic Services Agreement.

In addition, the Company agreed to register the ordinary shares issuable upon exercise of the IR/PR Warrants for resale by Oramed within 60 days of the effective date of the Strategic Services Agreement and to have such resale registration statement declared effective within 90 days of the date of the IR/PR Agreement (or in the event of a “full review” by the SEC, 120 days following the date of the IR/PR Agreement.

The term of the Strategic Services Agreement is for three (3) years and neither the Company nor Oramed may terminate prior to the end of the term except in the event of a material breach (not cured within 10 calendar days from the date the breaching party became aware of such breach) or if the other party has been accused of any crime or impropriety which pertains to activities which are similar in nature to the services to be provided under the Strategic Services Agreement.

This Report and related exhibits are incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-271073, 333-264306 and 333-274457) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733 and 333-285745).

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Meitar | Law Offices as to the validity of the ordinary shares.
10.1	Form of Share Purchase Agreement
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
99.1	Press release dated April 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: April 28, 2025	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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